Via Facsimile and U.S. Mail
Mail Stop 6010


July 5, 2005


Mr. Henry L. Nordhoff
Chairman, President and Chief Executive Officer
Gen-Probe Incorporated
10210 Genetic Center Drive
San Diego, CA  92121-4362


Re:	Gen-Probe Incorporated
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Filed March 15, 2005
	File No. 001-31279


Dear Mr. Nordhoff:

	We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

General

1. We note that Exhibit 10.53 to your 10-K for the fiscal year ended
December 31, 2003, is a Target License Agreement between Gen-Probe Incorporated and Tosoh Corporation, effective as of January 1, 2004.
The agreement states in section 3.1(b) that Tosoh is to pay Gen-Probe royalties for Ribosomal Licensed Products and Ribosomal Licensed Methods that are sold, practiced or otherwise disposed of in "Asian
Countries". Section 1.2 of the agreement defines "Asian Countries" to include, inter alia, North Korea and Iran. In light of the fact that North Korea and Iran have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please advise us of the status and materiality to you of your operations in North Korea and Iran, and give us your view as to whether those operations, individually or in the aggregate, constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

2.  Balance Sheet Information, page F-16

Inventories, page F-16

2. Please tell us the following regarding your manufacturing variances as it is our understanding that these are normally related to a standard cost accounting system and do not relate to financial statements prepared in accordance with GAAP:

* Whether or not the inventory balances presented on the balance sheets are net of reserves including the manufacturing variances;
* A quantification of the manufacturing variances that are applied to each stage of inventories (i.e. raw materials and supplies, work in process, and finished goods);
* A complete description of your method under which you account for the manufacturing variances and how recording them as part of your inventory reserve complies with GAAP;
* A quantification of the reserves that relate to the manufacturing variances each period for each of the categories presented in
Schedule II (i.e. balance, additions, and deductions); and
* Why presenting the variances together with your inventory reserves is meaningful disclosure for an investor.




      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Keira Ino, Staff Accountant, at (202) 551-
3659
if you have questions regarding comments on the financial statements and related matters or Jack Achiezer Guggenheim, Special Counsel in the office of Global Security Risk, regarding comment 1 at (202)
551-
3523. You may contact me at (202) 551-3679 with any other questions.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Henry L Nordhoff
Gen-Probe Incorporated
July 5, 2005
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